Exhibit 10.20

July 25, 2016

Mr. Glenn Vraniak

Dear Glenn:

On behalf of ElectroCore, LLC, a Delaware limited liability company (the “Company”), I am pleased to confirm in writing the terms of your employment with the Company, effective as of August 15, 2016 (the “Employment Start Date”), as Chief Financial Officer for the Company. This letter, when countersigned by you, will constitute our agreement (the “Agreement”) concerning your role with the Company.

1. Duties; Termination. During the term of this Agreement, you hereby agree to serve in the capacity noted above (or such other capacity as we shall mutually hereafter agree) and to perform such services as are customarily required of such position and as are assigned to you by the Company’s Chief Executive Officer (the “CEO”) or Board of Managers (the “Board”) consistent with your position. You will work under the general direction of the CEO, and during your term of employment you will devote not less than your full business time to your duties to the Company and you shall not engage in any other business activities competitive with the Company or that otherwise materially adversely affect your duties to the Company.

Either party may terminate this Agreement at any time by providing the other with not less than 30 days prior written notice of such termination; provided the Company may provide shorter notice provided we pay your salary for not less than the full 30 day notice period and provided further that no notice or payment is required by the Company in the event such termination is for Cause (as defined below).

2. Compensation. As full compensation for your service to the Company hereunder and in consideration for the assignment of the Intellectual Property and restrictive covenants as provided below, you shall receive, subject to customary payroll withholdings:

(i)	a one-time grant of 225,000 Common Units in the Company, effective as of the Employment Start Date. You acknowledge and agree that you shall receive no cash compensation for the period from the Employment Start Date through December 31, 2016 and that grant is an additional grant to satisfy your compensation for such period. The foregoing Units will be subject to forfeiture pursuant to a Unit Forfeiture Agreement with the Company in the event of the termination by either party of your employment with the Company prior to December 31, 2016. Such agreement shall provide that such Units shall vest, subject to your continued service to the Company, at a rate of 50,000 Units per month;

(ii)	beginning January 1, 2017, a base salary of $300,000 (subject to increase as approved by the Board) per year, paid in accordance with the Company’s customary payroll practices;

(iii)	an annual performance bonus payable solely at the discretion of the Board based on your performance and the performance of the Company;

(iv)	a one-time grant of 1,700,000 Common Units in the Company (approximately 1.0% of the outstanding Units in the Company as of the date hereof). The Company hereby agrees to provide you with anti-dilution protection for this grant (collectively, the “Anti-Dilution Units”), such that if, as of the Measurement Date (as defined below), the Anti-Dilution Units represent less than 1% of the total outstanding Units, you will receive a Common Unit “profits interest” grant at the pricing of the applicable financing (or more recent “profits interest grant, if applicable) as necessary so that the Anti-Dilution Units, together with such additional grant, shall equal 1% of the total outstanding Units. The term “Measurement Date” shall mean the earlier of (i) termination of your employment with the Company (provided that this subsection (iv) shall not apply in the event of a termination of your employment for Cause), (ii) the final closing of the Company’s next preferred equity financing (expected to be a Series B financing), and (iii) commencement of a Series C financing or a public offering; and

(v)	benefits as may be provided from time to time by the Company to its executive employees generally, which currently include participation in a standard medical benefit plan and self-funded 401k plan.

All of the Units granted pursuant to subsection (iv) will be subject to forfeiture pursuant to a Unit Forfeiture Agreement with the Company in the event of the termination by either party of your employment with the Company. Such agreement shall provide that the applicable Units shall vest, subject to your continued service to the Company, 25% on the one year anniversary of the grants date and the balance ratably per quarter thereafter over an additional 3-year period.

The parties acknowledge that all of the Units granted and to be granted hereunder are intended to constitute “profits interests” for services to be rendered for federal income tax purposes and the provisions of this Agreement shall be interpreted consistently therewith. It is understood that in connection with the issuance of such Units pursuant to this Agreement, your capital account with the Company (together with the capital accounts of the other members of the Company) will be adjusted in accordance with the Company’s Operating Agreement based on an estimated value of the Common Units as of the applicable grant date. The effect of this revaluation is that generally, with respect to the granted Units, you will be entitled only to your share of profit in the Company in excess of the fair market value of the applicable Units as of the date of grant (as thereafter adjusted in accordance with the Company’s Operating Agreement).

3. At-Will Employment. You acknowledge and agree that your employment with the Company is “at will,” meaning that either you or the Company (acting through its Board of Managers) may terminate your employment with the Company at any time and for any reason (or no reason) upon written notice to the other party, subject to any severance obligation under Paragraph 6.

4. Confidential Information. You shall not use for your personal benefit, or disclose, communicate or divulge to, or use for the direct or indirect benefit of any person, corporation or other entity, other than the Company, any information (including all derivatives, enhancements and improvements thereto developed by you) regarding procedures, techniques, computer programs, research or development projects or results, clinical or other data, trade secrets or inventions used or developed by the Company or the Company’s partners, customers or clients, or any names or addresses of patients, customers or clients, or any data on or relating to past, present or prospective patients, partners, customers or clients, or any other confidential information relating to or dealing with the business operations or activities of the Company or the Company’s patients, partners, customers or clients, made known to you or learned or acquired by you from or through the Company or in connection with your employment with the Company. Regardless of the period of time you serve as an employee to the Company, you agree to be bound by this obligation until such time as, and to the extent that, such information is published by the Company or is in or becomes part of the public domain (other than by reason of your fault or breach of this Agreement). The Company acknowledges that you have investments in other companies not directly in the Company’s Business (as defined below) and you and such companies make a wide range of investments across many industries, including investments that may be deemed indirectly competitive to the Company’s Business, and the Company agrees that nothing in this Agreement shall restrict you from continuing such activities; provided that you do not disclose proprietary or confidential information of the Company (until such time as any such information becomes public other than through your breach of this Agreement).

5. IP Assignment. You hereby transfer, convey and assign all of your right, title, and interest in and to all Intellectual Property, whether or not such Intellectual Property is reduced to practice, and to all know-how and trade secrets relating thereto, and in and to any and all continuations, continuations-in-part, divisionals, reissues, reexaminations and extensions thereof, and to all international priority rights and all foreign rights relating to each of the foregoing throughout the world, along with any and all rights of enforcement with respect thereto, including all rights to sue, settle and recover for the past, present and future infringement thereof, and any and all causes of action related thereto The term “Intellectual Property” shall mean all intellectual property, including, but not limited to, any and all inventions, copyrights, copyright applications or registrations, original works of authorship, software, developments, improvements, patents, patent applications, trademarks, trademark applications, service marks, service mark applications, trade names or trade secrets, domain names, mask works, information and proprietary rights and processes, whether owned or created solely by you or jointly with another, heretofore or hereafter developed until such time as you cease to be an employee of the Company hereunder, in the case of all of the foregoing only to the extent related to or arising out of your employment with the Company, developed on Company time or with Company property or related to the design, development, manufacture and sale of the Company’s actual or proposed products and/or services, including, without limitation, those relating to neurostimulation technologies for use in innovative and proprietary applications in medicine (the “Company’s Business”). You agree to execute all applications, assignments and other documents, and to take all other steps, necessary to vest in the Company the right, title and interest in and to the Intellectual Property and in and to any and all Intellectual Property obtainable therefor and/or related thereto in the United States and in foreign countries, and to take all actions as reasonably requested by the Company, at the Company’s expense, to secure, maintain and enforce all rights of the Company in and to the Intellectual Property.

6. Restrictive Covenant. During your service as an employee to the Company and for the one year period following the termination of your employment with the Company for any reason, you shall not (nor shall you assist, cooperate with, or invest in or with) directly or indirectly, develop, own, manage, operate, control, invent or in any manner participate in the development, ownership, management, operation, control or invention of, or serve as a partner, employee, principal, agent, consultant or otherwise contract with, or have any financial interest in, or aid or assist any other person or entity that is directly involved in the Company’s Business prior to termination of employment, other than passive investments in securities of publicly-traded companies totaling not more than 2% of any such company.

If a court of competent jurisdiction should declare this Section, or any provision hereof, unenforceable because of any unreasonable restriction of duration and/or activity, then you hereby acknowledge and agree that such court shall have the express authority to reform this Agreement to provide for reasonable restrictions and/or grant the Company such other relief, at law or in equity, reasonably necessary to protect the interests of the Company. You specifically acknowledge that a breach of this Section would cause the Company and its Members to suffer immediate and irreparable harm, which could not be remedied by the payment of money. In the event of a breach or threatened breach by you of any of the provisions of this Agreement, the Company shall be entitled to seek injunctive relief to end such breach, without the requirement to post bond, and the prevailing party shall be entitled to recover it’s reasonable attorneys’ fees and expenses. Nothing herein shall be construed as prohibiting the Company from pursuing any other remedies available to it for such breach or such threatened breach, including the recovery of damages.

In the event that (i) your employment is terminated by the Company, other than for Cause, or (ii) you terminate your employment for Good Reason, then you shall be entitled to receive, in equal monthly installments as salary continuation for the Severance Period, an amount equal to the sum of (A) your then current monthly base salary, and (B) the cost to you of your medical and/or dental coverage elected under COBRA (until you become eligible for comparable coverage from another employer), less applicable tax and other payroll withholding amounts.

For purposes of this Agreement, “Cause” shall mean (i) your gross negligence or willful misconduct in the performance of your duties to the Company; (ii) the conviction of, or plea of guilty or nolo contendere to, the commission of a felony by you; (iii) the commission by you of an act of fraud or embezzlement against the Company; or (iv) your breach of any material provision of this Agreement, subject to prior written notice to you and a reasonable cure period; “Good Reason” shall mean (i) a material adverse change in your position, duties, responsibilities, or status with the Company, (ii) a material breach by the Company of any provision of this Agreement, including without limitation, any reduction in your base salary other than in connection with an across the board salary reduction by the Company for senior management due to material cash flow problems; or (iii) without your consent, relocation of your principal business location by the Company outside of the northern New Jersey/New York metropolitan area; and “Severance Period” shall mean the period of time equal to one month for every two full months of your employment with the Company, but in no event to exceed six (6) months.

7. Representations and Warranties. You represent that your execution of this Agreement and your performance of your services hereunder do not and will not breach any other agreement, arrangements, understanding, obligation of confidentiality or employment relationship to which you are a party or by which you are bound and that during the term of this Agreement or any extensions thereof, you will not enter into any agreement, either written or oral, in conflict herewith.

8. Miscellaneous. This Agreement, together with the documents referred to herein, contains the entire agreement of the parties with respect to the subject matter hereof and supersedes and merges all prior written or oral agreements between us relating to the subject matter herein. This Agreement may be amended only by a written instrument signed by you and another officer of the Company authorized by the Board. Because of the personal nature of the services to be rendered by you under this Agreement, you may not assign this Agreement without the prior written consent of the Company. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

9. Governing Law; Jurisdiction. This Agreement shall be governed in accordance with the law of the State of New Jersey. The parties hereto consent to the jurisdiction of the courts of the State of New Jersey for all disputes arising pursuant to this Agreement.

If you are in agreement with the foregoing terms, please indicate such agreement by signing the enclosed duplicate original of this letter in the space provided and returning it to the Company.

Very truly yours,

ELECTROCORE, LLC

By:	/s/ Frank Amato
Name: Frank Amato
Title: Chief Executive Officer

ACCEPTED AND AGREED TO:

/s/ Glenn Vraniak
Glenn Vraniak